EXHIBIT 10.1

                         CERTIFICATION OF DESMOND O'KELL




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                                  Exhibit 10.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION
                      906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the Annual Report of California Exploration Ltd. (the "Company") on Form 20-F for the period ending May 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Desmond O'Kell, President, (Chief Executive Officer), Chief Financial Officer and Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Desmond O'Kell
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Desmond O'Kell
President, (Chief Executive Officer),
Chief Financial Officer and Secretary



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